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CUSIP NO. 593261-10-0                                 Page 1 of 8 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        MIAMI COMPUTER SUPPLY CORPORATION
                       ----------------------------------
                                  (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)


                                   593261-10-0
                                ----------------
                                 (CUSIP Number)


                              Timothy B. Matz, Esq.
                            Jeffrey A. Koeppel, Esq.
                           Fiorello J. Vicencio, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                 (202) 347-0300
             -------------------------------------------------------
              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                            February 27 and 28, 1997
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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CUSIP NO. 593261-10-0                                 Page 2 of 8 Pages
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1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas C. Winstel
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                               (b) / /
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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS

          PF
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
          ITEMS 2(d) or 2(e) / /

          Not Applicable
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER

          194,060
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8.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SHARED VOTING POWER

          -0-
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9.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
          DISPOSITIVE POWER

          194,060
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10.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SHARED DISPOSITIVE POWER

          -0-
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          195,360
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES / /
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%
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14        TYPE OF REPORTING PERSON
          IN
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CUSIP NO. 593261-10-0                                 Page 3 of 8 Pages
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1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Debra A. Winstel, as custodian for the custodial brokerage account for the benefit of Jill M. Winstel
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                               (b) / /
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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS

          PF
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d)
          or 2(e) / /

          Not Applicable
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
          VOTING POWER

          1,300
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8.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SHARED VOTING POWER

          -0-
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9.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
          DISPOSITIVE POWER

          1,300
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10.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SHARED DISPOSITIVE POWER

          -0-
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,300
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES / /
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.03%
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14        TYPE OF REPORTING PERSON
          IN
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CUSIP NO. 593261-10-0                                 Page 4 of 8 Pages
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     This Statement ("Amendment No. 1") amends the Schedule 13D originally filed on November 26, 1996 ("Schedule 13D") by Thomas C. Winstel with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). All defined terms refer to terms defined herein and in the Schedule 13D. The Schedule 13D is amended only to the extent set forth below:

Item 2.  Identity and Background

     The following information is in addition to the original information located at Item 2 of the Schedule 13D:

(a-c) Debra A. Winstel (wife of Thomas C. Winstel), who serves as the custodian of a custodial brokerage account for the benefit of Jill M. Winstel (daughter of Thomas C. Winstel)("Custodial Account"), is also a reporting person with respect to this Statement. The custodial account is with Spelman & Co., Inc., a brokerage firm located at 2355 Northside Drive, Suite 200, San Diego, California, 92108. The address of Debra A. Winstel and Jill M. Winstel is 368 Lincoln Circle, Beavercreek, Ohio, 45434.

(d) During the past five years, Debra A. Winstel has not been convicted in a criminal proceeding.

(e) During the past five years, Debra A. Winstel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The following table sets forth the date of purchase, number of shares of the Issuer's Common Stock purchased and total purchase price of such shares for the transactions by Debra A. Winstel as custodian for the Custodial Account in the Issuer's Common Stock not previously reported in the Schedule 13D. The source of funds for such purchase was the funds held in the Custodial Account.


  Date of Purchase        No. of Shares Purchased           Total Purchase Price
- ---------------------    -------------------------     -------------------------
  February 27, 1997                 300                       $ 3,750.00
  February 28, 1997               1,000                       $12,500.00



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CUSIP NO. 593261-10-0                                 Page 5 of 8 Pages
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Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, Thomas C. Winstel may be deemed to be the beneficial owner of an aggregate of 195,360 shares of Common Stock, which constitutes approximately 5.0% of the 3,929,109 shares of Common Stock, which Thomas C. Winstel believes to be the total number of Common Stock of the Issuer outstanding as of July 15, 1997. The 194,060 directly owned shares of Common Stock are held by Thomas C. Winstel in a personal account. The 1,300 shares of Common Stock of the Issuer for which indirect beneficial ownership may be attributed to Thomas C. Winstel are held in the Custodial Account.

     Nothing contained herein shall be construed as an admission that Thomas C. Winstel is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by Thomas C. Winstel. Except as described herein, to the best knowledge of Thomas C. Winstel, there is no person who may be deemed to comprise a group with the reporting person filing this Statement.

(b) Thomas C. Winstel has the sole power to vote and the sole power to dispose of the 194,060 shares of Common Stock owned directly by Thomas C. Winstel as of September 8, 1997. Debra A. Winstel has the sole power to dispose of the 1,300 shares of Common Stock in the Custodial Account for which indirect beneficial ownership may be attributed to Thomas C. Winstel, as of September 8, 1997.

(c) Except for Debra A. Winstel's purchase of 300 shares and 1,000 shares of the Issuer's Common Stock as custodian of the Custodial Account on February 27, 1997 and February 28, 1997, respectively, the reporting persons filing this Statement and the Schedule 13D have not effected any transactions in the Common Stock within the past 60 days.

(d) No person other than Thomas C. Winstel, with respect to shares of Common Stock owned directly by him, and Debra A. Winstel, for the benefit of Jill
     M. Winstel, the beneficiary of the Custodial Account, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Statement.

(e)  Not applicable.


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CUSIP NO. 593261-10-0                                 Page 6 of 8 Pages
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

     As of the date of the execution of this Amendment No. 1, neither Thomas C. Winstel or Debra A. Winstel is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement between Thomas
C. Winstel and Debra A. Winstel as custodian of the Custodial Account with respect to the filing of this Amendment No. 1 and any amendments thereto, which agreement is attached as Exhibit A hereto.


Item 7.  Material to be Filed as Exhibits

     Exhibit A -- Agreement between Thomas C. Winstel and Debra A. Winstel as custodian for the Custodial Account with respect to the filing of Amendmen No. 1 to the Schedule 13D.





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CUSIP NO. 593261-10-0                                 Page 7 of 8 Pages
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                                   SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.



By:  /s/ DEBRA A. WINSTEL
    ---------------------
    Debra A. Winstel, as custodian for the custodial brokerage account for the benefit of Jill M. Winstel


Date:    September 8, 1997



By:  /s/ THOMAS C. WINSTEL
     ---------------------
     Thomas C. Winstel


Date:    September 8, 1997





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CUSIP NO. 593261-10-0                                 Page 8 of 8 Pages
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                                    EXHIBIT A

                                    AGREEMENT


     This will confirm the agreement between the undersigned that the Report on
Schedule 13D filed on or about September 10, 1997, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


By:  /s/ DEBRA A. WINSTEL
     --------------------
     Debra A. Winstel, as custodian for the custodial brokerage account for the benefit of Jill M. Winstel


Date:    September 8, 1997



By:  /s/ THOMAS C. WINSTEL
     ---------------------
     Thomas C. Winstel


Date:    September 8, 1997